UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (3rd quarter of 2021)	Previous Period (2nd quarter of 2021)	Changes (%)	Year to Year Comparison (3rd quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	49,675	48,183	3.10	47,314	4.99
	Year-to- date (“YTD”) Results	145,662	95,987	—	137,854	5.66
Operating Income	Quarterly Results	4,000	3,966	0.85	3,580	11.71
	YTD Results	11,853	7,854	—	10,171	16.54
Profit from Continuing Operations Before Income Tax	Quarterly Results	9,443	10,102	(6.52)	5,166	82.80
	YTD Results	26,384	16,941	—	14,339	84.00
Profit for the Period	Quarterly Results	7,365	7,957	(7.44)	3,918	87.98
	YTD Results	21,042	13,677	—	11,301	86.20
Attributable To: Controlling Interests	Quarterly Results	7,842	7,658	2.40	3,830	104.74
	YTD Results	21,082	13,241	—	11,190	88.41

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (3rd quarter of 2021)	Previous Period (2nd quarter of 2021)	Changes (%)	Year to Year Comparison (3rd quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	30,274	30,216	0.19	29,422	2.90
	YTD Results	90,297	60,023	—	88,082	2.51
Operating Income	Quarterly Results	3,196	3,284	(2.68)	2,622	21.85
	YTD Results	9,552	6,357	—	7,905	20.84
Profit Before Income Tax	Quarterly Results	2,299	2,206	4.19	2,075	10.81
	YTD Results	10,314	8,015	—	9,138	12.87
Profit for the Period	Quarterly Results	1,584	1,840	(13.92)	1,556	1.82
	YTD Results	8,084	6,500	—	7,287	10.94

3. Source of Data	Data Provider Provided for	IR, SK Telecom Analysts and Investors

	Date of Provision	November 10, 2021 (Seoul time)

	Location	—

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

-   The preliminary results above have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

-   The results of operations above reflect the impact of a change in our accounting policies resulting from a new interpretation of IFRS 16, Leases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Heejun Chung
(Signature)
Name: Heejun Chung
Title: Senior Vice President

Date: November 10, 2021